UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1. Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the three-month period ended March 31, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: May 14, 2024

Natura &Co Holding S.A. Interim Accounting Information (ITR) Individual and Consolidated For the three-month period ended March 31, 2024 Independent Auditor’s Report

www.pwc.com.br

Natura &Co Holding S.A. Parent company and consolidated interim financial statements at March 31, 2024 and report on review

(A free translation of the original in Portuguese)

Report on review of parent company and

consolidated interim financial statements

To the Board of Directors and Stockholders

Natura &Co Holding S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Natura &Co Holding S.A. ("Company") as at 31 March 2024 and the related statements of profit or loss, comprehensive income, the statements of changes in shareholders’ equity and cash flows for the quarter then ended, as well as the accompanying consolidated interim statement of financial position of Natura &Co Holding S.A. and its subsidiaries ("Consolidated") as at 31 March 2024 and the related consolidated statements of profit or loss, comprehensive income, the consolidated statements of changes in shareholders’ equity and cash flows for the quarter then ended, and notes, comprising other explanatory information.

Management is responsible for the preparation and fair presentation of these parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Natura &Co Holding S.A. and of Natura &Co Holding S.A. and its subsidiaries as at 31 March 2024, and the parent company financial performance for the quarter then ended and its cash flows for the quarter then ended, as well as the consolidated financial performance for the quarter then ended and the consolidated cash flows for quarter then ended, in accordance with CPC 21 and IAS 34.

PricewaterhouseCoopers Auditores Independentes, Avenida Brigadeiro Faria Lima, 3732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo - SP, CEP 04538-132,T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com.br

Natura &Co Holding S.A.

Other matters

Statements of value added

The interim financial statements referred to above include the parent company and consolidated statements of value added for the quarter ended 31 March 2024. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose of concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated interim financial statements taken as a whole.

São Paulo, 13 May 2024

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Sérgio Antonio Dias da Silva

Contador CRC 1RJ062926/O-9

NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS OF MARCH 31, 2024 AND DECEMBER 31, 2023
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated			Note	Parent		Consolidated
ASSETS		03/2024	12/2023	03/2024	12/2023	LIABILITIES AND SHAREHOLDERS' EQUITY		03/2024	12/2023	03/2024	12/2023

CURRENT						CURRENT
Cash and cash equivalents	6	950	1,079	4,190,644	3,750,944	Borrowings, financing and debentures	19	-	-	128,090	163,844
Short-term investments	7	145,888	1,579,899	1,665,371	4,024,056	Lease	18	339	341	307,351	298,600
Trade accounts receivable	8	2,562	2,562	3,698,858	3,524,395	Trade accounts payable and reverse factoring operations	20	41,867	31,033	5,350,677	5,302,478
Accounts receivable - sale of subsidiary		-	-	-	22,915	Trade accounts payable - Related parties	32	187,355	333,116	-	-
Trade accounts receivable - Related parties	32	49,415	150,815	-	-	Dividends and interest on shareholders' equity payable	24	1,018,288	294,231	1,018,288	294,231
Inventories	9	-	-	3,709,506	3,087,395	Payroll, profit sharing and social charges		50,886	19,881	1,138,553	1,019,688
Recoverable taxes	10	60,568	52,367	705,762	608,530	Tax liabilities	21	35,132	83,762	593,313	634,760
Income tax and social contribution		-	-	246,526	175,563	Income tax and social contribution		-	-	225,303	908,442
Derivative financial instruments	5	-	-	94,742	188,997	Derivative financial instruments	5	-	-	132,777	329,676
Other current assets	14	9,468	15,545	778,235	604,427	Provision for tax, civil and labor risks	22	-	-	593,035	491,301
		268,851	1,802,267	15,089,644	15,987,222	Other current liabilities	23	6,946	31,984	808,676	970,479

Assets held for sale	13	-	-	92,913	-
Total current assets		268,851	1,802,267	15,182,557	15,987,222	Total current liabilities		1,340,813	794,348	10,296,063	10,413,499

NON-CURRENT						NON-CURRENT
Accounts receivable - sale of subsidiary		-	-	332,494	806,582	Borrowings, financing and debentures	19	-	-	6,059,054	5,947,858
Recoverable taxes	10	-	-	1,031,821	1,112,407	Lease	18	376	483	756,885	851,840
Deferred income tax and social contribution	11	27,129	47,948	2,421,377	2,200,695	Payroll, profit sharing and social charges		363	4,230	17,520	16,069
Judicial deposits	12	-	-	382,217	408,030	Tax liabilities	21	-	-	161,022	127,194
Derivative financial instruments	5	-	-	84,657	89,453	Deferred income tax and social contribution	11	-	-	361,124	328,090
Long-term investments	7	-	-	37,781	36,698	Income tax and social contribution		-	-	418,434	380,176
Other non-current assets	14	-	-	1,021,482	1,027,679	Provision for tax, civil and labor risks	22	1,121	1,097	884,956	875,291
		27,129	47,948	5,311,829	5,681,544	Other non-current liabilities	23	1,268	4,077	603,941	686,533
						Total non-current liabilities		3,128	9,887	9,262,936	9,213,051

						TOTAL LIABILITIES		1,343,941	804,235	19,558,999	19,626,550
Investments	15	23,117,981	22,056,486	-	-
Property, plant and equipment	16	-	-	3,405,179	3,457,574	SHAREHOLDERS' EQUITY	24
Intangible	17	-	-	16,730,577	16,569,866	Capital stock		12,484,515	12,484,515	12,484,515	12,484,515
Right of use	18	660	773	1,016,252	1,050,809	Treasury shares		(83,776)	(164,236)	(83,776)	(164,236)
						Capital reserves		10,420,288	10,558,567	10,420,288	10,558,567
Total non-current assets		23,145,770	22,105,207	26,463,837	26,759,793	Profit Reserve		51,703	780,308	51,703	780,308
						Accumulated losses		(934,816)	-	(934,816)	-
						Equity appraisal adjustment		132,766	(555,915)	132,766	(555,915)
						Shareholders' equity attributed to the Company's shareholders		22,070,680	23,103,239	22,070,680	23,103,239

						Non-controlling interest in shareholders' equity of subsidiaries		-	-	16,715	17,226
						Total shareholders' equity		22,070,680	23,103,239	22,087,395	23,120,465

TOTAL ASSETS		23,414,621	23,907,474	41,646,394	42,747,015	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		23,414,621	23,907,474	41,646,394	42,747,015

*The accompanying notes are an integral part of the Interim Accounting Information.

1

NATURA &CO HOLDING S.A.

STATEMENT OF PROFIT OR LOSS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023
(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	Parent		Consolidated
		03/2024	03/2023	03/2024	03/2023

NET REVENUE	26	-	-	6,105,253	6,471,531
Cost of Sales	27	-	-	(2,127,080)	(2,313,187)

GROSS PROFIT		-	-	3,978,173	4,158,344

OPERATING (EXPENSES) INCOME
Selling, marketing and logistics expenses	27	-	-	(2,497,075)	(2,543,791)
Administrative, R&D, IT and project expenses	27	(39,050)	2,181	(1,043,043)	(1,162,197)
Impairment loss on trade receivables	8	-	-	(235,884)	(215,472)
Share of profits (losses) from subsidiaries	15	(856,228)	(654,656)	-	-
Other operating income (expenses), net	30	(473)	(1,004)	(46,936)	(50,709)

OPERATING (LOSS) PROFIT BEFORE FINANCIAL RESULTS		(895,751)	(653,479)	155,235	186,175

Financial results	29	5,037	2,255	(361,215)	(460,150)

PROFIT (LOSS) BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		(890,714)	(651,224)	(205,980)	(273,975)
Income tax and social contribution	11	(36,708)	(1,204)	(237,073)	(122,222)

LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS		(927,422)	(652,428)	(443,053)	(396,197)

DISCONTINUED OPERATIONS
LOSS FROM DISCONTINUED OPERATIONS	36	(7,394)	-	(492,073)	(255,957)

LOSS FOR THE PERIOD		(934,816)	(652,428)	(935,126)	(652,154)

ATTRIBUTABLE TO
The Company´s shareholders		(934,816)	(652,428)	(934,816)	(652,428)
Non-controlling shareholders		-	-	(310)	274

LOSS PER SHARE FOR THE PERIOD -R$
Basic	31	(0.6765)	(0.4750)	(0.6765)	(0.4750)
Diluted	31	(0.6765)	(0.4750)	(0.6765)	(0.4750)

*The accompanying notes are an integral part of the Interim Accounting Information

2

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		03/2024	03/2023	03/2024	03/2023

LOSS FOR THE PERIOD		(934,816)	(652,428)	(935,126)	(652,154)
Other comprehensive loss to be reclassified to income statement in subsequent periods:
Conversion of financial statements of controlled companies abroad	15	375,063	150,369	374,861	150,185
Exchange rate effect on the conversion from hyperinflationary economy	15	3,00,114	143,865	300,114	143,865

Earnings (losses) from cash flow hedge operations	5.1	-	-	25,961	(7,324)
Tax effects on earnings (losses) from cash flow hedge operations	11	-	-	(5,750)	1,341
Equity in earnings (losses) from cash flow hedge operation	5.1	25,961	(7,324)	-	-
Equity in tax effects on earnings (losses) from cash flow hedge operations	11	(5,750)	1,341	-	-

Other comprehensive income (loss) not reclassified for the income (loss) of the periods in subsequent periods:
Actuarial earnings (losses)		-	-	(1,892)	-
Tax effects on earnings (losses) from actuarial		-	-	(4,815)	-
Equity on actuarial earnings (losses)		(1,892)	-	-	-
Equity on tax effects on actuarial earnings (losses)		(4,815)	-	-	-

Comprehensive loss for the periods, net of tax effects		(246,135)	(364,177)	(246,647)	(364,087)

ATTRIBUTABLE TO
The Company´s shareholders		(246,135)	(364,177)	(246,135)	(364,177)
Noncontrolling shareholders		-	-	(512)	90
		(246,135)	(364,177)	(246,647)	(364,087)

*The accompanying notes are an integral part of the Interim Accounting Information.

3

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023
(In thousands of Brazilian reais - R$)

				Capital Reserves						Equity appraisal adjustment
	Note	Capital stock	Treasury shares	Share premium	Special reserve	Additional paid-in capital	Income (loss) from transactions with non-controlling shareholders	Legal profit reserve	Accumulated losses	Capital transactions	Other comprehensive income (loss)	Shareholders' equity attributed to controlling shareholders		Total shareholders' equity
													Non-Controlling Shareholders
								Retained earnings

BALANCES AS OF JANUARY 1, 2022		12,484,424	(262,360)	9,894,936	362,059	375,956	(92,066)	-	(1,994,555)	-	1,564,340	22,332,734	18,450	22,351,184

Loss for the period		-	-	-	-	-	-	-	(652,428)	-	-	(652,428)	274	(652,154)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	143,865	143,865	-	143,865
Other comprehensive income		-	-	-	-	-	-	-	-	-	144,386	144,386	(184)	144,202
Total comprehensive income for the periods		-	-	-	-	-	-	-	(652,428)	-	288,251	(364,177)	90	(364,087)
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	54,670	-	-	-	-	-	54,670	-	54,670
Exercise of stock and restricted shares option plans	24	54	-	-	-	(15,232)	-	-	(358)	-	-	(15,536)	-	(15,536)

BALANCES AS OF MARCH 31, 2023		12,484,478	(262,360)	9,894,936	362,059	415,394	(92,066)	-	(2,647,341)	-	1,852,591	22,007,691	18,540	22,026,231

BALANCES AS OF JANUARY 1, 2023		12,484,515	(164,236)	9,894,936	362,059	301,572	-	780,308	-	616,475	(1,172,390)	23,103,239	17,226	23,120,465

Loss for the period		-	-	-	-	-	-	-	(934,816)	-	-	(934,816)	(309)	(935,125)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	300,114	300,114	-	300,114
Other comprehensive income (loss)		-	-	-	-	-	-	-	-	-	388,567	388,567	(202)	388,365
Total comprehensive income (loss) for the periods		-	-	-	-	-	-	-	(934,816)	-	688,681	(246,135)	(511)	(246,646)
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	2,265	-	-	-	-	-	2,265	-	2,265
Exercise of stock and restricted shares option plans	24	-	80,460	-	-	(102,589)	-	1,439	-	-	-	(20,690)	-	(20,690)
Income tax on shares option plans		-	-	-	-	(3,532)	-	-	-	-	-	(3,532)	-	(3,532)
Transfer of grant plans to labor obligations due to the conversion of ADRs into Phantom shares		-	-	-	-	(34,423)	-	-	-	-	-	(34,423)	-	(34,423)
Additional dividends from fiscal year 2023		-	-	-	-	-	-	(685,190)	-	-	-	(685,190)	-	(685,190)
Interest on equity		-	-	-	-	-	-	(44,854)	-	-	-	(44,854)	-	(44,854)

BALANCES AS OF MARCH 31, 2024		12,484,515	(83,776)	9,894,936	362,059	163,293	-	51,703	(934,816)	616,475	(483,709)	22,070,680	16,715	22,087,395
*The accompanying notes are an integral part of the Interim Accounting Information.
4

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		03/2024	03/2023	03/2024	03/2023

CASH FLOW FROM OPERATING ACTIVITIES
Loss for the periods		(934,816)	(652,428)	(935,126)	(652,154)
Adjustments to reconciliate loss for the periods with net cash genereted by (used in) operating activities:
Depreciation and amortization	16, 17 and 18	103	727	392,190	416,032
Interest and exchange variation on short-term investments	29	(4,581)	(408)	(24,498)	(190,733)
Loss from swap and forward derivative contracts	5	-	-	9,509	365,861
Increse (reversion) of provision for tax, civil and labor risks	22	-	-	49,673	(20,529)
Monetary adjustment of judicial deposits	12	-	-	(6,634)	(8,053)
Monetary adjustment of provision for tax, civil and labor risks	22	24	21	15,243	15,854
Income tax and social contribution		36,708	1,204	237,073	122,224
Income from sale and write-off of property, plant and equipment and intagible	13, 16 and 17	10	-	43,441	32,169
Share of profits (losses) from subsidiaries	15	856,228	514,322	-	-
Interest and exchange rate variation on leases	18	26	23	43,346	33,750
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	19	-	-	114,182	109,254
Adjustment and exchange rate variation on other assets and liabilities		-	(92)	-	741
Provision (reversal) for losses on property, plant and equipment, intangible assets and leases	30	-	-	46,664	-
Provision for impairment	30	-	-	-	(31,076)
Increase (reversion) of provision for stock option plans		(19,865)	39,438	(21,957)	(15,232)
Provision for losses with trade accounts receivables, net of reversals	8	-	-	235,884	215,798
Provision for inventory losses, net of reversals	9	-	-	91,575	145,658
Provision for carbon credits		-	-	12,240	(7,210)
Effect from hyperinflationary economy		-	-	223,534	95,395
		(66,163)	(97,193)	526,339	627,749

DECREASE (INCREASE) IN ASSETS
Trade accounts receivable and related parties		206,917	368	(385,092)	(235,393)
Inventories		-	-	(677,574)	(502,346)
Recoverable taxes		(8,201)	-	(9,250)	(98,874)
Other assets		614	4,633	(219,081)	(59,012)
Subtotal		199,330	5,001	(1,290,997)	(895,625)

INCREASE (DECREASE) IN LIABILITIES
Domestic and foreign trade accounts payable and related parties		(134,927)	(4,861)	(7,920)	(485,095)
Payroll, profit sharing and social charges, net		(7,285)	(33,352)	74,269	(86,482)
Tax liabilities		(54,617)	90	(20,481)	32,023
Other liabilities		(27,847)	(38,462)	(210,814)	(58,385)
Subtotal		(224,676)	(76,585)	(164,946)	(597,939)

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		(91,509)	(168,777)	(929,604)	(865,815)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		-	(221)	(141,080)	(124,632)
Release of judicial deposits net of withdrawals	12 and 22	-	-	13,422	7,011
Payments related to tax, civil and labor lawsuits	22	-	-	(34,725)	(11,161)
Payments due to settlement of derivative transactions		-	-	(38,308)	(90,185)
Payment of interest on lease	18	(26)	(23)	(42,682)	(31,571)
Payment of interest on borrowings, financing and debentures	19	-	-	(164,310)	(200,405)
Operating Activities - discontinued operations		-	140,334	(386,668)	(267,796)
CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		(91,535)	(28,687)	(1,723,955)	(1,584,554)

CASH FLOW FROM INVESTING ACTIVITIES
Additions of property, plant and equipment and intangible		-	80	(119,879)	(218,544)
Proceeds from sale of property, plant and equipment and intangible		-	-	-	1,389
Short-term acquisition		(381,441)	(2,500)	(6,926,823)	(2,087,377)
Redemption of short-term investments		1,827,790	23,359	9,194,046	2,306,522
Redemption of interest on short-term investments		(7,757)	2,363	114,859	50,143
Capital increase in subsidiaries	15	(1,347,077)	(150,000)	-	-
Receipt of dividends from subsidiaries	15	-	150,000	-	-
Investing activities - discontinued operations		-	-	-	(83,064)
CASH (GENERATED BY) USED IN INVESTING ACTIVITIES		91,515	23,302	2,262,203	(30,931)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	18	(109)	(51)	(114,541)	(86,428)
Repayment of borrowings, financing and debentures – principal	19	-	-	(25,941)	(86,250)
New borrowings, financing, and debentures	19	-	-	28,933	5,908
Acquisition of treasury shares, net of receipt of option strike price		-	-	-	-
Payment of dividends and interest on equity		-	(15)	-	(15)
Receipt (payment) of funds due to settlement of derivative transactions		-	-	(56,487)	(7,348)
Capital Increase		-	54	-	54
Financing activities - discontinued operations		-	-	-	(167,569)
NET CASH USED IN FINANCING ACTIVITIES		(109)	(12)	(168,036)	(341,648)

Effect of exchange rate variation on cash and cash equivalents		-	-	69,488	(14,077)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(129)	(5,397)	439,700	(1,971,210)

Opening balance of cash and cash equivalents		1,079	5,566	3,750,944	4,195,713
Closing balance of cash and cash equivalents		950	169	4,190,644	2,224,503

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(129)	(5,397)	439,700	(1,971,210)

*The accompanying notes are an integral part of the Interim Accounting Information.

5

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		2023	2022	2023	2022

INCOME		(473)	-	7,443,346	7,912,960
Sale of goods, products and services		-	-	7,911,285	8,250,853
Provision for doubtful accounts, net of reversals	8	-	-	(235,884)	(215,640)
Other operating expenses, net		(473)	-	(232,055)	(122,253)

GOODS ACQUIRED FROM THIRD PARTIES		(31,574)	(8,559)	(5,029,481)	(4,979,680)
Cost of products sold and services rendered		-	-	(2,806,231)	(2,768,004)
Materials, electricity, outsourced services and other		(31,574)	(8,559)	(2,176,586)	(2,211,676)
Impairment		-	-	(46,664)	-

GROSS VALUE ADDED		(32,047)	(8,559)	2,413,865	2,933,280

RETENTIONS		370	(727)	(345,254)	(376,350)
Depreciation and amortization	16, 17 e 18	370	(727)	(345,254)	(376,350)

VALUE ADDED PRODUCED BY THE COMPANY		(31,677)	(9,286)	2,068,611	2,556,930

TRANSFERRED VALUE ADDED		(850,446)	(652,503)	184,503	306,989
Equity in subsidiaries	15	(856,228)	(654,656)	-	-
Financial income - including inflation adjustments and exchange rate variations	29	5,782	2,153	184,503	306,989

TOTAL VALUE ADDED TO DISTRIBUTE - DISCONTINUED OPERATIONS		(882,123)	(661,789)	2,253,114	2,863,919
TOTAL VALUE ADDED TO DISTRIBUTE - DISCONTINUED OPERATIONS		(7,394)	-	(492,073)	(255,957)
TOTAL VALUE ADDED TO DISTRIBUTE		(889,517)	(661,789)	1,761,041	2,607,962

TOTAL DISTRIBUTION OF VALUE ADDED		(889,517)	(661,789)	1,761,040	2,607,962
DISTRIBUTION OF VALUE ADDED - DISCONTINUED OPERATIONS		(889,517)	(661,789)	1,761,040	2,607,962
Payroll and social charges	28	5,697	(10,463)	1,067,330	1,197,996
Payroll and social charges		5,276	(14,164)	812,946	919,860
Benefits		244	3,550	153,568	152,834
FGTS		177	151	100,816	125,302
Taxes, fees and contributions		38,384	1,204	1,076,473	1,284,326
Federal		38,384	1,204	(246,482)	(82,063)
State		-	-	1,322,849	1,366,038
Municipal		-	-	105	351
Third-part capital remuneration		1,218	(102)	552,364	777,793
Interest		1,218	(102)	545,718	767,139
Rentals		-	-	6,646	10,654
Equity remuneration		(934,816)	(652,428)	(935,126)	652,154)
Losses for the year / retained profits		(934,816)	(652,428)	(935,126)	(652,154)
*The accompanying notes are an integral part of the Interim Accounting Information.
6

7

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
1.GENERAL INFORMATION

Natura &Co Holding S.A. (“Natura &Co”) was incorporated on January 21, 2019, with the purpose of holding interests in other companies, as a partner or shareholder, whose main business is in the cosmetics, fragrance and personal hygiene segments, through the manufacturing, distribution, and sale of their products. Natura &Co is headquartered in Brazil, in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, no. 1188, Vila Jaguará, CEP 05106-000. Natura &Co and its subsidiaries are hereinafter referred to as the “Company”. In addition, Natura &Co traded American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE) under the ticker “NTCO”, however, on January 18, 2024, the Company's management approved the delisting from the NYSE, which is in line with its long-term strategy of simplifying its operations.

The brands under the Company’s management include “Natura” and “Avon”. In addition to using the retail, e-commerce, business-to-business (B2B) and franchise markets as product sales channels, its subsidiaries stand out for their direct sales channel, carried out mainly by consultants.

1.1     Sale of the former subsidiaries Aesop and The Body Shop

As disclosed in the financial statements for the year ended December 31, 2023, in that year the Company concluded the sale of the former subsidiaries Natura Brazil Pty Ltd. (hereinafter referred to as “Aesop”) and Natura International B.V. (hereinafter referred to as “The Body Shop”). The respective accounting effects associated with sales were presented in the financial statements for that year and did not impact the comparative period of March 31, 2023, presented in this interim accounting information.

The respective results of discontinued operations for the three-month periods ended March 31, 2024 and 2023 are presented in explanatory note no. 36.

Additionally, the Company restated the balances of the income statement, statement of cash flows and corresponding explanatory notes for the period ended March 31, 2023, so that the disclosures relate to the operations that were discontinued on that balance sheet date for the last period presented.

2.MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE INTERIM ACCOUNTING INFORMATION

The Company’s interim accounting information, included in the Quarterly Information Form - ITR for the three-month period ended March 31, 2024, includes the individual and consolidated interim accounting information prepared pursuant to Technical Pronouncement CPC 21 (R1) - Interim Statements, approved by the Brazilian Accounting Committee (“CPC”) and equivalent to International Accounting Standard (“IAS”) 34 - Interim Financial Reporting.

The individual and consolidated interim accounting information discloses all the relevant information specific to the interim accounting information, and only that, which is consistent with that information used by Management in its management.

The individual and consolidated interim accounting information was approved by the Board of Directors and authorized for issuance at a meeting held on May 9th, 2024.

The accounting information, individual and consolidated, was prepared based on historical cost, except for items measured at fair value as a contra entry to profit or loss, which include (i) derivative financial instruments; (ii) contingent consideration arising from the sale of the former subsidiary The Body Shop; (iii) other financial investments; and (iv) financial liabilities designated as fair value hedge objects.

The individual and consolidated interim accounting information is expressed in thousands of Reais (“R$”), rounded to the nearest thousand, disclosures of amounts in other currencies, when necessary, are also made in thousands. Items published in other currencies are duly identified, where applicable.

8

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.SUMMARY OF MATERIAL ACCOUNTING POLICIES

The material accounting policies applied in the preparation of this individual and consolidated interim accounting information are consistent with those applied and disclosed in explanatory note no. 3 of the Company’s audited individual and consolidated financial statements for the year ended December 31, 2023, issued on March 11, 2024, as well as those applied for the three-month comparative period ending March 31, 2023, except for standards and changes effective from January 1, 2024

Among these changes effective from January 1, 2024, we highlight the changes to CPC 26 (R1) – Non-current liabilities with restrictive clauses (“covenants”), equivalent to IAS 1, CPC 06 (R2) – Lease liabilities and leaseback (“leaseback”), equivalent to International Financial Reporting Standard (“IFRS”) 16, and CPC 40 (R1) and CPC 03 (R2) – Supplier financing agreements (“reverse factoring operations”), equivalent to IFRS 7 and IAS 7, respectively, which were considered in the preparation of this interim, individual and consolidated accounting information, with, however, no effects on the nature and detail of the information.

This individual and consolidated interim accounting information must be read together with the individual and consolidated financial statements for the year ended December 31, 2023.

4. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The areas that require a higher level of judgment and are more complex, as well as the areas in which assumptions and estimates are material to the interim accounting information were presented in the Company’s individual and consolidated financial statements for the year ended December 31, 2023, in explanatory note no. 4.

The estimates and assumptions used in the preparation of the interim, individual and consolidated accounting information for the three-month period ended March 31, 2024 have not changed significantly compared with the estimates and assumptions as of December 31, 2023.

5.FINANCIAL RISK MANAGEMENT

The information regarding the general considerations and polices was presented in explanatory note no. 5.1 of the Company’s individual and consolidated financial statements for the year ended December 31, 2023, and there are no changes for the three-month period ended March 31, 2024.

The Company continues to monitor developments in the conflict between Russia and Ukraine to assess any possible future impacts that may arise because of the ongoing crisis, including the reduction in recoverable value of financial and non-financial assets, which the Company’s Management assesses based on the best available information. At the date of this interim accounting information, individual and consolidated, the effects of the conflict on the equity and financial position and performance of operations were not material.

9

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

5.1Market risks and hedge accounting

The Company classifies derivative financial instruments as financial derivatives and operational derivatives. Financial derivatives include swaps or forwards used to hedge exchange rate or interest rate risks related to loans, financing, debt securities and loans between related parties. Operational derivatives include forward contracts used to hedge the exchange rate risk of the Company’s operational activities (such as import and export transactions).

As of March 31, 2024 and December 31, 2023, derivative contracts are maintained directly with financial institutions and not through stock exchanges and are not subject to margin deposits to guarantee these operations.

Consolidated	Fair value		Fair value adjustment gain (loss)
Description	March 31, 2024	December 31, 2023	March 31, 2024	March 31, 2023
Swap contracts: (a)
Asset portion:
IPCA long position	854,600	876,664	(2,982)	19,457

Liability portion:
Post-fixed CDI rate:
Short position on CDI	(797,831)	(824,344)	-	-

NDF and forward contracts:
Liability portion:
Post-fixed CDI rate:
Natura Cosméticos Position	(3,610)	(5,878)	(707)	(2,090)
Natura Indústria Position	(12,928)	(28,856)	(12,928)	(28,856)
Natura Mexico (Latam) Position	369	320	89	151
Avon Industrial Position	(883)	(3,702)	(883)	(3,702)
Avon Internacional Position	9,374	(43,248)	(22,363)	(28,633)
Natura Luxembourg Position	(2,469)	(22,182)	(644)	180

Total derivative financial instruments, net:	46,622	(51,226)	(40,418)	(43,493)

a)	Swap operations consist of exchanging exchange rate variation for a correction related to a percentage of the variation in Interbank Deposit Certificates (post-fixed CDI), in the case of Brazil.

10

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Below are the changes in net derivatives balances for the three-month period ended March 31, 2024, and for the year ended December 31, 2023:

Consolidated
Balance as of December 31, 2022	(796,877)
Effect arising from “swap” and “forward” derivative transaction contracts (not realized)	(365,861)
Payment of funds due to settlement of derivatives – operational activity	90,185
Collection of funds due to settlements of derivatives – financing activity	7,348
Losses in cash flow hedge operations (other comprehensive income)	(7,324)
Balance as of March 31, 2023	(1,072,529)

Balance as of December 31, 2023	(51,226)
Losses from swap and forward derivative contracts in the result of the period	(9,509)
Payment of funds due to settlement of derivative transactions - operational activity	38,308
Payment of funds due to settlements of derivatives transactions - financing activity	56,487
Gains in cash flow hedge operations (other comprehensive income)	20,211
Other movements	(7,649)
Balance as of March 31, 2024	46,622

The Company carries out the formal designation for hedge accounting of certain financial and operational derivatives described above in accordance with the Company's risk management policy. The fair value of derivatives designated for cash flow and fair value hedge accounting, as well as gains and losses for the three-month period ended March 31, 2024 are presented below (consolidated interim accounting information):

				Other comprehensive income
	Subject to hedging	Notional currency	Fair value	Accumulated gains (losses)	Gains (losses) for the three-month period
Currency swap – US$/R$ - Natura Cosméticos	Currency and interest rate	BRL	(3,936)	(914)	1,176
Forward agreements (Avon industrial)	Currency	BRL	(883)	(883)	2,819
Forward agreements (Natura Dist. Mexico)	Currency	BRL	369	89	(250)
Forward agreements (Natura Industria)	Currency	BRL	(5,759)	(5,759)	15,738
Forward agreements (Avon International)	Currency	BRL	8,300	6,479	6,478
Total			(1,909)	(988)	25,961

11

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The movement in hedge reserves recorded in other comprehensive income is shown below:

Consolidated
Cash flow hedge balance on December 31, 2022	(498,578)
Change in the fair value recognized in OCI	(7,324)
Tax effects on the fair value of the hedging instrument	1,341
Cash flow hedge balance on March 31, 2023	(504,561)

Cash flow hedge balance on December 31, 2023	(3,880)
Change in the fair value recognized in OCI	25,961
Tax effects on the fair value of the hedging instrument	(5,750)
Cash flow hedge balance on March 31, 2024	16,331

5.2Fair value estimate

The Company’s financial assets and liabilities substantially comprise assets and liabilities classified at level 2 of the fair value measurement hierarchy, whose assessment is based on techniques that, in addition to the quoted prices included at level 1, use other information adopted by the direct market (such as prices) or indirectly (such as driven by prices). When measuring, the carrying value represents a reasonable approximation of the fair value, as described below:

(i)	the balances of cash and cash equivalents, trade accounts receivable, accounts payable to suppliers and other current liabilities are equivalent to their carrying amounts, mainly due to the short-term maturities of these instruments;
(ii)	the balances of the short-term investments: a) measured at amortized cost approximate their fair values as a result of the transactions to be conducted at floating interest rates; and b) measured at fair value through profit or loss are based on the rates agreed with the financial institutions considering the agreed rates among the parties, including market information that allows for such calculation;
(iii)	except for the real estate receivables certificates, which are measured at fair value due to the designation as fair value hedge accounting, the carrying amounts of borrowing, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from the carrying amounts as the agreed interest rates are consistent with current market rates; and
(iv)	the fair value of exchange rate derivatives (swap and forwards) is determined based on the future exchange rates at the dates of the balance sheets, with the resulting amount being discounted at present value.

The fair value of the investment in the Fundo Dynamo Beauty Ventures Ltda. (“DBV Fund”), classified at level 3 of the fair value hierarchy is calculated based on information on the net value of the investment in the Fund (NAV) calculated by the Fund’s manager based on valuation assumptions consistent with the accounting practices adopted in Brazil and IFRS, adjusted to reflect the fair value assumptions applicable to the nature of the Company’s investment. The Company’s valuation considers inputs not observable in the model, to reflect the contractual restrictions on this investment for early redemption of the security in the market. The significant unobservable inputs used in the fair value estimate reflect a discount due to the lack of liquidity of the security, which represent the values that the Company determined that market agents would consider for these discounts when defining the investment price.

12

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As part of the sales contract with the acquirer of the former subsidiary The Body Shop, a contingent consideration was agreed, stipulating additional cash payments to the Company of up to £30,000 in 2025 and £60,000 in 2026, if certain performance measures are achieved by the operation of The Body Shop in fiscal years 2024 and 2025.

Based on the Company’s Management’s analysis and information available as of December 31, 2023, there were no indications or other evidence as of that date that the performance measures associated with such accounts receivable would not be achieved.

During the year 2024, information became public that under the guidance of its new controllers, the former subsidiary The Body Shop had filed for judicial recovery in the United Kingdom, covering operations in that country in the request. Receiving this information led the Company’s management to assess whether such an event after the balance sheet date would affect the financial statements.

However, in April 2024, when the joint administrators of The Body Shop issued their proposals for the administration, such proposal contained information that affect the fair value assessment of the receivable.

Based on these facts and circumstances, the Company’s Management assessed that the information that supported the measurement of the fair value of these receivables on December 31, 2023 may no longer be considered reliable for the purposes of determining the current fair value of the receivable. Therefore, although it is not necessary to make any adjustments to the financial statements for the year ended December 31, 2023, the entire contingent consideration recorded was provisioned for loss on March 31, 2024, with the respective impact affecting the income statement, in line with discontinued operations worth approximately R$330 million (net of income tax).

Regarding the deferred fixed consideration owed by the acquirer (Aurelius Group) the Company did not identify signs that the counterparty’s credit risk would have increased significantly to the point of requiring the recognition of expected credit losses on December 31, 2023.

The Company’s Management continues to monitor the evolution of the operations of the former subsidiary The Body Shop to assess whether they affect the fair value of the receivable and give rise to accounting adjustments in the financial statements of future periods.

There was no transfer between measurement levels in the fair value hierarchy in the three-month periods ended March 31, 2024 and 2023 for these assets and liabilities.

Additionally, during the three-month period, there were no material effects on the fair value of financial assets and liabilities as a result of an increase in price volatility in markets affected by the conflict between Russia and Ukraine, counterparty risk in financial assets or inactivity of markets considered in the assessment.

13

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

6.      CASH AND CASH EQUIVALENTS

	Parent		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Cash and bank deposits	950	1,079	2,569,269	2,113,566
Certificate of bank deposits	-	-	399,962	203,561
Repurchase operations (a)	-	-	1,221,413	1,433,817
	950	1,079	4,190,644	3,750,944

(a)	Repurchase operations are securities issued by banks with the commitment of repurchasing the securities by the issuing banks themselves, and resale by the client, with defined rates, pre-determined terms, backed by private or public securities depending on the banks' availability and are registered at the Securities Custody and Financial Settlement Center (“CETIP”). These applications are highly liquid with a redemption period of up to 90 days. Repurchase agreements are short-term and highly liquid investments. As of March 31, 2024 and December 31, 2023, repurchase operations are remunerated at an average rate of 100% of the CDI.

7.      SHORT-TERM INVESTMENTS

	Parent		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Exclusive Investment fund (a)	145,888	1,579,899	-	-
Mutual investment funds (b)	-	-	488,534	2,329,118
Treasury bills (c)	-	-	416,989	392,253
Government securities (LFT) (d)	-	-	731,281	1,272,445
Dynamo Beauty Ventures Ltd, Fund	-	-	37,781	36,698
Restricted cash	-	-	28,567	30,240
	145,888	1,579,899	1,703,152	4,060,754

Current	145,888	1,579,899	1,665,371	4,024,056
Non-current	-	-	37,781	36,698

a)

The Company concentrates part of its investments in an exclusive investment fund, which holds shares in the Essential Investment Fund.

The values of the shares held by the Company are presented under the heading “Exclusive Investment Fund” in the parent company.

The financial statements of the Exclusive Investment Fund, in which the group has exclusive participation (100% of the shares), were consolidated, except for Instituto Natura's share, and the values of its portfolio were segregated by type of investment and classified as equivalent to cash and securities, based on the accounting practices adopted by the Company. For consolidated presentation purposes, the balance of exclusive investment funds, as well as the positions of other subsidiaries, are presented according to the financial component.

On March 31, 2024, the Crer Para Ver line represented R$77,503 (R$94,322 on December 31, 2023) in the Exclusive Investment Fund.

b)	Mutual investment funds refer to the financial investments of some of the Company's subsidiaries, which are concentrated in the Company’s entities in Argentina, Chile, Colombia, and Mexico.
c)	As of March 31, 2024, investments in Financial Letters are remunerated at an average rate of 109.84% of the CDI (108.15% as of December 31, 2023).
d)	On March 31, 2024, investments in Public Securities (LFT) are remunerated at an average rate of 100.73% of the CDI (100.75% of the CDI on December 31, 2023).

14

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The composition of the securities that make up the portfolio of the Essential Investment Fund, in which the Company holds 100% interest, as of March 31, 2024 and December 31, 2023, is as follows:

	Consolidated
	March 31, 2024	December 31, 2023
Certificate of bank deposits	716	644
Repurchase operations (cash and cash equivalents)	1,221,126	1,433,487
Treasury bills	416,990	392,253
Government securities (LFT)	731,281	1,272,445
	2,370,113	3,098,829

These amounts are consolidated with the Company's other investments of the same nature in the consolidated.

8.TRADE ACCOUNTS RECEIVABLE

	Consolidated
	March 31, 2024	December 31, 2023
Trade accounts receivable	4,183,745	3,893,880
(-) Expected credit losses	(484,887)	(369,485)
	3,698,858	3,524,395

Maximum exposure to credit risk on the date of the interim financial statements is the carrying amount of each maturity date range, net of the expected credit losses, The following table shows trade accounts receivable by exposure to the allowance for expected credit losses as of March 31, 2024 and December 31, 2023:

	Consolidated
	March 31, 2024		December 31, 2023
	Trade accounts receivable	Expected credit losses (a)	Trade accounts receivable	Expected credit losses
Current	3,411,346	(170,141)	3,150,046	(111,784)
Past due:
Up to 31 days	301,902	(43,575)	348,851	(48,397)
From 31 to 60 days	119,601	(53,750)	89,271	(32,502)
From 61 to 90 days	126,667	(78,834)	66,496	(31,128)
From 91 to 180 days	178,275	(95,482)	197,438	(104,463)
Over 180 days	45,954	(43,105)	41,778	(41,211)
	4,183,745	(484,887)	3,893,880	(369,485)

a)	Based on the fact that the former subsidiary The Body Shop filed for administration in the United Kingdom in 2024 (mentioned in explanatory note no. 5.2), the Company determined that there was a significant increase in credit risk, which requires the recognition of recoverability losses of receivables worth approximately R$92 million.

15

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The changes for expected credit losses for the three-month periods ended March 31, 2024 and 2023 are as follows:

Consolidated
Balance as of December 31, 2022	(431,151)
Transfer to non-current assets held for sale	1,527
Additions, net of reversals	(215,640)
Write-offs (a)	173,455
Translation adjustment	54,347
Balance as of March 31, 2023	(417,462)

Balance as of December 31, 2023	(369,485)
Additions, net of reversals	(235,884)
Write-offs (a)	125,851
Translation adjustment	(5,369)
Balance as of March 31, 2024	(484,887)

a)	Refers to securities overdue for more than 180 days that are written off when the Company has no expectation of recovery of accounts receivable from customers and sales of the customer portfolio.

9. INVENTORIES

	Consolidated
	March 31, 2024	December 31, 2023
Finished products	2,890,457	2,390,999
Raw materials and packaging	996,442	882,514
Auxiliary materials	264,914	224,370
Products in progress	56,962	41,604
(-) Inventory losses	(499,269)	(452,092)
	3,709,506	3,087,395

16

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The movement for losses on inventory realization for the three-month periods ended March 31, 2024 and 2023 is represented as follows:

Consolidated
Balance as of December 31, 2022	(491,959)
Transfer to non-current assets held for sale	4,890
Additions, net of reversals (a)	(150,594)
Write-offs (b)	95,228
Translation adjustment	4,797
Balance as of March 31, 2023	(537,638)

Balance as of December 31, 2023	(452,092)
Additions, net of reversals (a)	(91,575)
Write-offs (b)	83,805
Translation adjustment	(39,407)
Balance as of March 31, 2024	(499,269)

a)	This refers to the recognition of the losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company.
b)	This consists of write-offs of products for which losses had already been registered , where the Company has no expectation of sales/recoverability.

10. RECOVERABLE TAXES

	Consolidated
	March 31, 2024	December 31, 2023
ICMS on purchase of goods (a)	525,778	561,224
Taxes on purchase of goods – foreign subsidiaries	245,539	214,699
ICMS on acquisition of fixed assets	14,677	15,912
PIS/COFINS on acquisition of fixed assets and acquisition of inputs (b)	647,262	620,631
Tax on Industrialized Products – IPI (c)	133,622	127,127
Other	170,705	181,344
	1,737,583	1,720,937

Current	705,762	608,530
Non-current	1,031,821	1,112,407

a)	Tax credits referring to the tax on the circulation of goods, interstate and intercity transport and communication services (ICMS) were generated mainly by purchases, whose tax rate is higher than the average sales. The Company expects to realize these credits in the normal course of operations through offsetting with sales operations in the domestic market.
b)	Accumulated PIS and COFINS tax credits basically arise from credits on purchases of raw materials used in production and acquisition of fixed assets, as well as credits arising from the exclusion of ICMS from the PIS/COFINS calculation base. The realization of these credits normally occurs through offsetting with sales operations in the domestic market.
c)	The balance will be used to offset IPI (Tax on Industrialized Products) payable in future operations of the Company.

17

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
11.INCOME TAX AND SOCIAL CONTRIBUTION

The effective rate calculated by the Company in the three-month period ended on March 31, 2024 was negative 115.10%. This percentage is based on the pre-tax loss of R$205,980 and the income tax expense of R$237,073. The main components that cause the effective rate to deviate from the nominal income tax rate of 34% are the mix of results before taxes by country, tax losses that could not be benefited by the respective deferred tax, differences in nominal tax rates of income tax for subsidiaries abroad and various permanent tax effects in local jurisdictions that increase the respective tax obligations, including withholding taxes arising from transactions between group companies that could not be benefited. Otherwise, important permanent tax benefits, such as investment subsidies and other incentives, contribute positively to providing reductions in tax obligations and the composition of the rate.

The effective rate calculated by the Company in the three-month period ended March 31, 2023 was negative 44.61%. This percentage is based on the pre-tax loss of R$273,975 and the income tax expense of R$122,222. The main components that cause the effective rate to deviate from the nominal income tax rate of 34% are the mix of results before taxes by country, the tax losses that could not be benefited by the respective deferred income tax and the differences in nominal income tax rates for subsidiaries abroad, in addition to important permanent tax benefits, such as investment subsidies and other incentives.

The movement of deferred income tax and social contribution assets and liabilities for the three-month periods ended March 31, 2024 and 2023 is represented as follows:

	Parent	Consolidated
	Assets	Assets	Liabilities
Balance as of December 31, 2022	150,167	3,519,515	(934,414)
Effect on income statement	(1,204)	122,160	32,967
Transfer between deferred income tax and social contribution liabilities and assets	-	7,612	(7,612)
Transfer to assets held for sale	-	(155,309)	24,933
Reserve for grant of options and restricted shares	-	(10,730)	767
Effect other comprehensive income	-	1,341	-
Translation adjustment	-	(21,841)	4,205
Balance as of March 31, 2023	148,963	3,462,748	(879,154)

Balance as of December 31, 2023	47,948	2,200,695	(328,090)
Effect on income statement	(31,245)	1,446	(27,038)
Transfer between deferred income tax and social contribution liabilities and assets	-	6,654	(6,654)
Write-off associated with discontinued operation	-	169,511	-
Reserve for granting options and restricted shares	10,426	21,321	(4)
Effect other comprehensive income	-	(5,750)	-
Translation adjustment	-	27,500	662
Balance as of March 31, 2024	27,129	2,421,377	(361,124)

The Company considered the effective tax rate projections including the effects of continued and discontinued operations when determining the tax effects applicable to the three-month period ended March 31, 2024.

Management monitors the performance of all its entities and evaluates whether deferred income tax assets can be realized from four sources of use: potential tax loss offset, reversal of taxable temporary differences, tax planning opportunities (which can include corporate movements) and projection of future taxable profits. The Company does not have a record of deferred income tax assets that cannot be supported by one or more of these sources of realization.

18

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
12.JUDICIAL DEPOSITS

Judicial deposits represent restricted assets of the Company and are related to the amounts deposited and held in court until the resolution of the disputes to which they are related. The judicial deposits maintained by the Company on March 31, 2024 and December 31, 2023 are represented as follows:

	Consolidated
	March 31, 2024	December 31, 2023
Unaccrued tax proceedings(a)	224,522	228,331
Accrued tax proceedings	139,945	154,077
Unaccrued civil proceedings	4,605	5,462
Accrued civil proceedings	84	1,453
Unaccrued labor proceedings	12,239	10,018
Accrued labor proceedings	822	8,689
Total judicial deposits	382,217	408,030

a)	The tax proceedings related to these judicial deposits refer, substantially, to ICMS-ST.

Changes in judicial deposits balances for the three-month periods ended March 31, 2024 and 2023 are as follows:

Consolidated
Balance as of December 31, 2022	457,550
New deposits	7,011
Redemptions in favor of the Company	(14,022)
Monetary correction	8,053
Application in cases settled	(46,685)
Translation adjustment	(81)
Balance as of March 31, 2023	411,826

Balance as of December 31, 2023	408,030
New deposits	4,302
Redemptions in favor of the Company	(17,724)
Monetary correction	6,634
Application in cases settled	(19,025)
Balance as of March 31, 2024	382,217

In addition to judicial deposits, the Company has guarantee insurance policies and letters of guarantee for some legal proceedings.

19

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
13.    NON-CURRENT ASSETS HELD FOR SALE

Below is the balance movement for the three-month periods ending March 31, 2024 and 2023:

Consolidated
Balance as of December 31, 2022	51
Transfers of assets held for sale (a)	2,582,455
Balance as of March 31, 2023	2,582,506

Balance as of December 31, 2023	-
Other transfers (b)	139,577
Impairment (c)	(46,664)
Balance as of March 31, 2024	92,913

a) These transfers include the value of the assets of the former subsidiary Aesop, the sale of which was assessed as highly probable in the quarter ended March 31, 2023. The interest in said entity was sold during the quarter ended September 30, 2023.

b) The other transfers include properties of the subsidiary Avon, located in the United Kingdom.

c) Reflects the recognition of loss due to reduction in the recoverable value of properties of the subsidiary Avon, located in the United Kingdom, transferred to non-current assets held for sale and, being tested for impairment purposes upon transfer and consequent measurement at the lower of fair value deducted from selling costs and previous book value.

Further details about the sale of the former subsidiary Aesop, as well as the results of discontinued operations for the three-month period ending March 31, 2024 and 2023 are presented in explanatory note no. 36.

14.    OTHER CURRENT AND NON-CURRENT ASSETS
	Parent		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Marketing and advertising advances (a)	-	-	157,343	43,150
Supplier advances	-	308	229,105	203,193
Employee advances	-	64	10,343	19,297
Rent advances and guarantee deposit (b)	-	-	15,409	20,284
Advance insurance expenses	9,342	14,013	98,292	110,355
Overfunded pension plan (c)	-	-	750,052	723,130
Customs broker advances - Import taxes	-	-	53,376	43,316
Sublease receivables (d)	-	-	159,363	180,440
Carbon credits	-	-	15,168	13,970
Receivables from service providers (e)	-	-	119,372	109,639
Other	126	1,160	191,894	165,332
	9,468	15,545	1,799,717	1,632,106

Current	9,468	15,545	778,235	604,427
Non-current	-	-	1,021,482	1,027,679

a) Refers to marketing actions advances, including for the TV marketing campaign for 2024.

b) Substantially refers to (i) advances on rental contracts that were not included in the initial measurement of the lease liability / right of use of the subsidiary Avon, in accordance with the exemptions provided for in CPC 06 (R2) / (IFRS 16).

c) Pension plan arising from the acquisition of Avon. The variation in the balance refers to the revision in mortality tables offset by the impact of exchange rate variation due to the appreciation of the real.

d) Refers to the sublease receivable for the office that the subsidiary Avon has in New York.

e) Refers to receivables mainly arising from cargo damage that occurred with transport companies and insurance companies.

20

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

15.INVESTMENTS

	Parent
	March 31, 2024	December 31, 2023
Investments in subsidiaries, net of losses	23,117,981	22,056,486

Information and changes in the balances for the three-month period ended March 31, 2024 and 2023 are as follows:

	March 31, 2024
	Natura Cosméticos S.A.	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	9,469,613	(8,905,714)	7,635,636	8,199,535
Shareholders’ equity interest (unsecured liabilities)	9,469,613	(8,905,714)	7,635,636	8,199,535
Fair value adjustment of acquired assets and liabilities	119,365	3,085,697	244,822	3,449,884
Goodwill	4,909,868	3,708,631	2,850,063	11,468,562
Total	14,498,846	(2,111,386)	10,730,521	23,117,981

Balance as of December 31, 2023	14,230,563	(1,108,081)	8,934,004	22,056,486
Share of profit (loss) of equity investees	(63,439)	(701,789)	147,078	(618,150)
Share of profit (loss) of equity investees of assets arising from business combination	(51,498)	(178,375)	(8,205)	(238,078)
Translation adjustment	26,994	(107,164)	147,823	67,653
Translation adjustment from equity investees from business combination	(12,948)	170,214	162,744	320,010
Unrealized losses on translation adjustment - OCI	-	(12,602)	-	(12,602)
Effect of hyperinflationary economy adjustment	271,940	28,174	-	300,114
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net	19,988	(32,506)	-	(12,518)
Hedge accounting net of taxes	13,732	6,479	-	20,211
Dividends and INE	(105,517)	-	-	(105,517)
Actuarial losses of equity investees	(6,705)	-	-	(6,705)
Capital Increase	-	-	1,347,077	1,347,077
Business combination from common control entity	(108,851)	108,851	-	-
Goodwill from future profitability associated with transferred subsidiary (Avon Chile) (a)	284,587	(284,587)	-	-
Balance as of March 31, 2024	14,498,846	(2,111,386)	10,730,521	23,117,981

a)	During the three-month period ended March 31, 2024, the Company conducted restructuring transactions involving the transfer of Avon Chile between its subsidiaries. By carrying out this transfer, the Company consequently reallocated the goodwill balances arising from the acquisition of this operation (the underlying assets) which are responsible for the recovery of this associated goodwill from its continuing operations. This relocation did not change the Company’s equity position or, total balance of investments or affect the net assets of the investees.

21

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	March 31, 2023
	Natura Cosméticos S.A.(a)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	6,076,517	(6,654,184)	5,803,478	5,225,811
Shareholders’ equity interest (unsecured liabilities)	6,076,517	(6,654,184)	5,803,478	5,225,811
Fair value adjustment of acquired assets and liabilities	-	3,963,779	-	3,963,779
Tax benefit from income tax of subsidiaries	-	373,811	-	373,811
Goodwill	-	12,321,790	-	12,321,790
Total	6,076,517	10,005,196	5,803,478	21,885,191

Balances as of December 31, 2022	5,992,009	10,500,599	5,722,812	22,215,420
Share of profit (loss) of equity investees	(12,158)	(661,204)	18,706	(654,656)
Translation adjustment	89,983	148,428	(88,042)	150,369
Capital increase / Investment by the Parent Company – Reserve	-	-	150,000	150,000
Effect of hyperinflationary economy adjustment	144,615	(750)	-	143,865
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	15,458	21,283	-	36,741
Hedge accounting net of tax effects	(2,818)	(3,165)	-	(5,983)
Distribution of dividends	(150,000)	-	-	(150,000)
Other impacts	(572)	5	2	(565)
Balance as of March 31, 2023	6,076,517	10,005,196	5,803,478	21,885,191

22

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

16.    PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Useful life range (in years)	December 31, 2023	Additions	Write-offs	Transfers	Transfer to asset held for sale	Translation adjustment	March 31, 2024
Cost:
Vehicles	2 to 5	47,737	-	(405)	-	-	21,610	68,942
Tooling	3	211,026	-	-	-	-	107	211,133
Tools and accessories	3 to 20	181,730	1,403	(980)	-	-	8,533	190,686
Facilities	3 to 60	339,435	2	(85)	-	-	2,499	341,851
Machinery and accessories	3 to 15	2,200,219	1,115	(15,077)	6,169	(100,393)	185,955	2,277,988
Leasehold improvements	2 to 20	138,433	1,711	(4,419)	4,172	-	3,353	143,250
Buildings	14 to 60	1,130,440	1,617	-	7,135	(176,532)	113,922	1,076,582
Furniture and fixtures	2 to 25	158,826	1,357	(1,064)	2,434	(3,613)	6,518	164,458
Land	-	389,874	-	-	-	(16,554)	2,399	375,719
IT equipment	3 to 15	394,355	759	(1,057)	2,334	(4,532)	18,283	410,142
Other assets	-	25,460	-	-	-	(27)	788	26,221
Projects in progress	-	498,295	46,383	(9,686)	(22,168)	(421)	9,583	521,986
Total cost		5,715,830	54,347	(32,773)	76	(302,072)	373,550	5,808,958

Depreciation value:
Vehicles		(22,887)	(1,942)	405	-	-	(8,788)	(33,212)
Tooling		(188,400)	(2,208)	-	-	-	(40)	(190,648)
Tools and accessories		(62,406)	(2,682)	518	-	-	(8,028)	(72,598)
Facilities		(207,339)	(3,944)	84	-	-	(1,812)	(213,011)
Machinery and accessories		(1,188,622)	(37,622)	11,074	(15)	73,188	(122,122)	(1,264,119)
Leasehold improvements		5,854	(8,874)	4,223	(59)	-	(2,720)	(1,576)
Buildings		(160,812)	(13,385)	-	-	81,398	(74,706)	(167,505)
Furniture and fixtures		(80,995)	(4,037)	963	(2)	3,429	(5,364)	(86,006)
IT equipment		(328,257)	(11,877)	946	-	4,532	(15,899)	(350,555)
Other assets		(24,392)	(184)	-	-	27	-	(24,549)
Total depreciation		(2,258,256)	(86,755)	18,213	(76)	162,574	(239,479)	(2,403,779)
Net total		3,457,574	(32,408)	(14,560)	-	(139,498)	134,071	3,405,179

23

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	31/12/2022	Additions	Write-offs	Transfers	Transfer to asset held for sale	Translation adjustment	March 31, 2023
Cost:
Vehicles	2 to 5	74,362	4,451	(1,085)	-	-	(8,385)	69,343
Tooling	3	204,177	-	-	-	-	20	204,197
Tools and accessories	3 to 20	175,452	3,114	-	209	-	94	178,869
Facilities	3 to 60	307,448	1,210	(138)	569	-	(1,002)	308,087
Machinery and accessories	3 to 15	2,272,136	11,997	(3,449)	33,802	(15,540)	(2,233)	2,296,713
Leasehold improvements	2 to 20	1,128,086	5,145	(13,702)	5,798	(580,932)	(6,865)	537,530
Buildings	14 to 60	1,916,939	3,313	(112)	(2,561)	-	(11,647)	1,905,932
Furniture and fixtures	2 to 25	674,062	4,955	(16,045)	3,690	(92,984)	(5,726)	567,952
Land	-	645,657	-	-	-	-	3,431	649,088
IT equipment	3 to 15	627,770	2,703	(5,526)	6,214	(51,233)	(8,332)	571,596
Other assets	-	26,230	-	-	-	-	146	26,376
Projects in progress	-	580,627	91,160	(23,715)	(46,529)	(38,819)	(9,916)	552,808
Total cost		8,632,946	128,048	(63,772)	1,192	(779,508)	(50,415)	7,868,491

Depreciation value:
Vehicles		(38,070)	(4,894)	872	-	-	3,187	(38,905)
Tooling		(179,485)	(2,208)	-	-	-	(17)	(181,710)
Tools and accessories		(135,440)	(5,484)	-	-	-	(597)	(141,521)
Facilities		(201,307)	(4,139)	204	(22)	-	(3,320)	(208,584)
Machinery and accessories		(1,118,339)	(47,739)	4,034	(30)	7,766	(15,556)	(1,169,864)
Leasehold improvements		(626,431)	(2,024)	11,264	(251)	355,858	(7,510)	(269,094)
Buildings		(455,402)	(44,125)	404	-	-	6,425	(492,698)
Furniture and fixtures		(408,832)	(20,768)	14,908	(148)	62,215	5,344	(347,281)
IT equipment		(475,668)	(18,271)	5,112	(1,206)	30,294	6,029	(453,710)
Other assets		(27,822)	(149)	-	-	-	790	(27,181)
Total depreciation		(3,666,796)	(149,801)	36,798	(1,657)	456,133	(5,225)	(3,330,548)
Net total		4,966,150	(21,753)	(26,974)	(465)	(323,375)	(55,640)	4,537,943

24

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

17.    INTANGIBLE ASSETS

				Consolidated
	Useful life range (in years)	December 31, 2023	Additions	Write-offs	Transfers	Translation adjustment	March 31, 2024
Cost
Software	2.5 to 10	2,104,028	65,532	(7,835)	(3,875)	81,442	2,239,292
Trademarks and patents (defined useful life)	20 to 25	618,385	-	-	-	19,786	638,171
Trademarks and patents (indefinite useful life)	-	2,350,528	-	-	-	58,624	2,409,152
Goodwill Avon	-	11,253,458	-	-	-	215,103	11,468,561
Goodwill Singu Stores aquisition	-	52,049	-	-	-	-	52,049
Relationship with retail clients	10	203	-	-	-	113	316
Relationship with franchisees and sub franchisees and sales representatives	14 to 15	1,928,421	-	-	-	30,130	1,958,551
Technology developed (by acquired subsidiary)	-	1,351,930	-	-	-	43,243	1,395,173
Other intangible assets and intangible under development	-	5,399	-	(1,448)	2,731	16	6,698
Total cost		19,664,401	65,532	(9,283)	(1,144)	448,457	20,167,963

Accumulated amortization:
Software		(1,014,595)	(94,542)	7,134	2,358	(71,518)	(1,171,163)
Trademarks and patents		(123,677)	(7,908)	-	-	(4,026)	(135,611)
Relationship with retail clients		(202)	-	-	-	(114)	(316)
Relationship with franchisees and sub franchisees and sales representatives		(869,119)	(54,656)	-	-	(13,924)	(937,699)
Technology developed		(1,081,545)	(70,463)	-	-	(34,600)	(1,186,608)
Other intangible assets		(5,397)	-	1,448	(2,731)	691	(5,989)
Total accrued amortization		(3,094,535)	(227,569)	8,582	(373)	(123,491)	(3,437,386)
Net total		16,569,866	(162,037)	(701)	(1,517)	324,966	16,730,577

25

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	31/12/2022	Additions	Write-offs	Transfers	Transfer to asset held for sale	Translation adjustment	March 31, 2023
Cost:
Software	2.5 to 10	2,949,813	43,453	(1,508)	6,691	(96,956)	(37,649)	2,863,844
Trademarks and patents (defined useful life)	20 to 25	813,204	420	-	-	(139,869)	(17,952)	655,803
Trademarks and patents (indefinite useful life)	-	4,818,030	-	-	-	-	156,846	4,974,876
Goodwill Avon	-	12,307,865	-	-	-	-	13,925	12,321,790
Goodwill Emeis Brazil Pty Ltd.	-	124,315	-	-	-	(124,315)	-	-
Goodwill The Body Shop	-	1,645,527	-	-	-	-	78,166	1,723,693
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	7	1,463
Relationship with retail clients	10	2,583	57	-	-	(2,255)	(58)	327
Key money (indefinite useful life)	-	22,313	390	-	-	-	(76)	22,627
Key money (defined useful life)	3 to 18	7,828	-	(1,575)	-	-	(56)	6,197
Relationship with franchisees and sub franchisees and sales representatives	14 to 15	2,676,563	-	(5,731)	-	-	(25,784)	2,645,048
Technology developed (by acquired subsidiary)	-	1,457,039	-	-	-	-	(38,341)	1,418,698
Other intangible assets and intangible under development	-	133,403	22,699	(401)	(5,102)	-	9,499	160,098
Total cost		26,959,939	67,019	(9,215)	1,589	(363,395)	138,527	26,794,464

Accumulated amortization:
Software		(1,720,169)	(112,140)	1,061	(1,124)	75,819	38,077	(1,718,476)
Trademarks and patents		(169,620)	(8,715)	-	-	55,095	5,470	(117,770)
Relationship with retail clients		(10,103)	-	1,194	-	-	(1,284)	(10,193)
Key money		(2,968)	(57)	-	-	2,255	58	(712)
Relationship with franchisees and sub franchisees and sales representatives		(918,994)	(87,759)	-	-	-	28,350	(978,403)
Technology developed		(874,225)	(72,530)	-	-	-	24,599	(922,156)
Other intangible assets		(2,890)	(1,297)	-	-	-	(55)	(4,242)
Total accrued amortization		(3,698,969)	(282,498)	2,255	(1,124)	133,169	95,215	(3,751,952)
Net total		23,260,970	(215,479)	(6,960)	465	(230,226)	233,742	23,042,512

.

26

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

18.    RIGHT-OF-USE AND LEASE LIABILITIES

a) Right-of-use
	Consolidated
	Useful life range (in years) (a)	December 31, 2023	Additions	Write-offs	Transfer to asset held for sale	Translation adjustment	March 31, 2024
Cost:
Vehicles	3	159,169	10,020	(2,765)	-	7,634	174,058
Machinery and equipment	3 to 10	37,881	32	(657)	-	(130)	37,126
Buildings	3 to 10	1,500,669	31,418	(49,760)	-	28,389	1,510,716
IT equipment	10	23,145	976	(719)	-	15	23,417
Retail stores	3 to 10	146,994	11,843	(7,213)	-	70	151,694
Software	3 to 4	19,130	-	-	3,811	141	23,082
Total cost		1,886,988	54,289	(61,114)	3,811	36,119	1,920,093

Depreciation value:
Vehicles		(76,487)	(12,757)	2,407	-	4,672	(82,165)
Machinery and equipment		(13,444)	(2,441)	657	-	(744)	(15,972)
Buildings		(627,752)	(54,285)	25,583	-	(26,615)	(683,069)
IT equipment		(18,603)	(1,096)	712	-	2,501	(16,486)
Retail stores		(90,939)	(5,592)	3,575	-	(181)	(93,137)
Software		(8,954)	(1,695)	-	(2,294)	(69)	(13,012)
Total accrued depreciation		(836,179)	(77,866)	32,934	(2,294)	(20,436)	(903,841)
Net total		1,050,809	(23,577)	(28,180)	1,517	15,683	1,016,252

27

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life in Years (a)	December 31, 2022	Additions	Write-offs(b)	Transfer to asset held for sale	Translation adjustment	March 31, 2023
Cost:
Vehicles	3	164,661	7,114	(314)	-	10,708	182,169
Machinery and equipment	3 to 10	31,216	3,715	(49)	-	(262)	34,620
Buildings	3 to 10	1,570,088	60,927	(1,084)	-	62,424	1,692,355
IT equipment	10	29,052	675	(33)	-	(1,680)	28,014
Retail stores	3 to 10	3,361,432	62,228	(122,238)	(1,388,973)	441	1,912,890
Software	3 to 4	13,527	-	-	-	(54)	13,473
Tools and accessories	3	498	-	-	-	1	499
Total cost		5,170,474	134,659	(123,718)	(1,388,973)	71,578	3,864,020

Depreciation value:
Vehicles		(105,457)	(10,638)	37	-	1,459	(114,599)
Machinery and equipment		(13,787)	(2,203)	4	-	901	(15,085)
Buildings		(556,655)	(58,716)	90	-	(67,685)	(682,966)
IT equipment		(23,957)	(1,521)	33	-	2,466	(22,979)
Retail stores		(1,525,308)	(97,093)	108,508	563,908	20,273	(929,712)
Software		(3,121)	(987)	-	-	14	(4,094)
Tools and accessories		(302)	(40)	1	-	6	(335)
Total accrued depreciation		(2,228,587)	(171,198)	108,673	563,908	(42,566)	(1,769,770)
Net total		2,941,887	(36,539)	(15,045)	(825,065)	29,012	2,094,250

a)	The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.
b)	Store write-offs were associated with the transformation plan of the former subsidiary The Body Shop.

28

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	March 31, 2024	March 31, 2023
Amounts recognized in the statement of income for the three-month period ended March 31, 2024 and 2023:
Financial expense on lease	43,346	32,797
Amortization of right of use	77,866	67,276
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	1,553	1,267
Sublease revenue	(3,424)	(4,864)
Short-term lease expenses and low-value assets	4,836	2,438
Benefits granted by lessor related to Covid-19	2	(82)
Total	124,179	98,832

Amounts recognized in the financing activities in the cash flow statement:
Lease payments (principal)	114,541	101,310
Amounts recognized in the operating activities in the cash flow statement:
Lease payments (principal)	42,682	34,028
Variable lease payments, not included in the measurement of lease liabilities	1,553	1,267
Short-term and low-value assets lease payments	299	675
Total	159,075	137,280

b)  Lease liability

	Consolidated
	March 31, 2024	March 31, 2023
Current	307,351	298,600
Non-current	756,885	851,840
Total	1,064,236	1,150,440

29

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Below are the changes in lease liability balances for the three-month period ended March 31, 2024 and 2023:

Consolidated
Balance as of December 31, 2022	3,270,737
Transfer to non-current asset held for sale	(891,098)
New contracts and modifications	145,490
Payments (principal)	(205,657)
Payments (interest)	(46,992)
Appropriation of financial charges	46,714
Write-offs (a)	(215)
Translation adjustment	(39,282)
Balance as of March 31, 2023	2,279,697

Balance as of December 31, 2023	1,150,440
New agreements and modifications	51,548
Payments (principal)	(114,541)
Payments (interest)	(42,682)
Appropriation of financial charges	43,346
Write-offs (a)	(28,137)
Translation adjustment	4,262
Balance as of March 31, 2024	1,064,236

a)	Mainly related to termination of agreements related to lease of stores.

The amount of lease liability payments, including interest payments due to maturity, is as follows:

	Consolidated
	March 31, 2024	December 31, 2023
Less than a year	408,682	401,217
One to five years	825,403	912,529
More than five years	118,615	135,207
Total expected cash flow	1,352,700	1,448,953
Interest to be incurred	(288,464)	(298,513)
Total balance	1,064,236	1,150,440

30

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
19.    BORROWING, FINANCING AND DEBENTURES

	Ref.	Consolidated
		March 31, 2024	December 31, 2023

Financing Agency for Studies and Projects FINEP		3,546	3,546
Debentures	A	1,901,101	1,962,188
Commercial Notes	B	500,956	517,534
Working capital – Avon		-	1,832
Notes – Avon (1)	C	134,433	129,535
Notes – Natura &Co Luxembourg	D	3,647,108	3,497,067
Total		6,187,144	6,111,702

Current		128,090	163,844
Non-current		6,059,054	5,947,858

Debentures
Current		75,290	68,189
Non-current		1,854,845	1,852,699

(1)    Balances recognized at fair value in the business combination with subsidiary Avon and subsequently measured at amortized cost.

Ref.	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Brazillian Real	July 2027 to September 2032	CDI + 1.65%; CDI + 0.8%; IPCA + 6.8% and IPCA + 6.9% with bi-annual payments	CDI+1.65%, CDI+0.8%, CDI+1.34% e CDI+1.60%	Guarantee of Natura &Co Holding S.A.
B	Brazilian Real	September 2025	CDI interest + 1.55% with bi-annual payments.	CDI+1.55%	Guarantee of Natura &Co Holding S.A.
C	US Dollar	March 2043	Interest of 8.45% of p.a. with bi-annual payments	8.45% p.a.	None
D	US Dollar	May 2028	Interest of 4.125% p.a. with bi-annual payments	4.125%	Guarantee of Natura &Co Holding S.A.

31

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Changes in the balances of borrowing, financing and debentures for the three-month periods ended March 31, 2024 and 2023 are as follows:

Consolidated
Balance as of December 31, 2022	13,592,286
New borrowing and financing	5,908
Repayment	(86,250)
Appropriation of financial charges, net of costs of new borrowing and financing	246,554
Financial charges payment	(200,405)
Exchange rate variation	(137,300)
Translation adjustment	(165,843)
Balance as of March 31, 2023	13,254,950

Balance as of December 31, 2023	6,111,702
New borrowing and financing	28,933
Repayment	(25,941)
Appropriation of financial charges, net of costs of new borrowing and financing	114,099
Financial charges payment	(164,310)
Exchange rate variation	83
Translation adjustments	122,578
Balance as of March 31, 2024	6,187,144

The maturities of the non-current portion of borrowing, financing and debentures recorded as non-current liabilities are as follows:

	Consolidated
	March 31, 2024	December 31, 2023
2025	590,797	596,254
2027 onwards	5,468,257	5,351,604
Total	6,059,054	5,947,858

32

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

19.1       Covenants

As of March 31, 2024 and December 31, 2023, the Company and its subsidiaries no longer have the obligation to calculate and disclose restrictive clauses (covenants), which establish the maintenance of minimum financial indicators resulting from the quotient of dividing the net debt of treasury by the EBITDA of the last 12 months, function of the maturity and early settlement of the 9th and 10th series of debentures in December 2023.

The Company also has covenants related to non-financial indicators according to each contract. The Company is in compliance with such covenants as of March 31, 2024, and December 31, 2023.

20.   TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS

	Parent		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Domestic trade accounts payable	4,591	23,307	4,317,966	4,058,832
Foreign trade accounts payable (a)	37,276	7,726	539,637	588,685
Subtotal	41,867	31,033	4,857,603	4,647,517
Reverse factoring operations (b)	-	-	493,074	654,961
Total	41,867	31,033	5,350,677	5,302,478

a)   Refers to imports mainly denominated in US dollars, Euros and British pounds.

b)  The Company has contracts signed with first-line financial institutions, mainly Banco Itaú Unibanco S.A. to directly structure a reverse factoring operation with the Company’s main suppliers. Further details of these operations are included in explanatory note no. 3.15 of the Financial Statements as of December 31, 2023.

21.    TAX LIABILITIES

	Parent		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
ICMS (ordinary)	-	-	259,255	216,882
ICMS-ST provision (a)	-	-	64,271	63,722
Taxes on invoicing abroad	-	-	128,332	150,706
Withholding tax	-	-	143,651	118,133
Other taxes payable - foreign subsidiaries	-	-	101,055	102,537
Income tax	16,821	23,084	16,821	23,084
PIS and COFINS payable	13,946	60,678	13,946	60,678
INSS and service tax (ISS) payable	-	-	6,156	5,603
Other	4,365	-	20,848	20,609
Total	35,132	83,762	754,335	761,954

Current	35,132	83,762	593,313	634,760
Non-current	-	-	161,022	127,194

a)  The Company is having discussions about the illegality of changes in state laws to charge ICMS-ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by the Company, and in some cases, the amounts are deposited in court, as mentioned in explanatory note no. 12.

33

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

22.    PROVISION FOR TAX, CIVIL AND LABOR RISKS

22.1 Contingencies assessed as probable risk of loss

The changes in the provision for tax, civil and labor risks and contingent liabilities are presented below:

	Consolidated
	Tax		Civil		Labor		Contingent liabilities (business combination)		Total
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023	March 31, 2024(2)	March 31, 2023	March 31, 2024	March 31, 2023
Balance at the beginning of the year	166,723	187,052	626,582	557,675	187,304	186,118	385,981	406,428	1,366,590	1,337,273
Additions	15,201	3,448	190,924	146,942	34,812	13,761	-	-	240,937	164,151
Reversals	(563)	(3,036)	(3,120)	(9,718)	(290)	(14,500)	(3,124)	(23,987)	(7,097)	(51,241)
Payments/utilization of judicial deposits (1)	(18,147)	(46,789)	(104,260)	(131,942)	(32,009)	(7,063)	-	-	(154,416)	(185,794)
Inflation adjustment	4,522	2,512	2,047	4,974	1,832	1,266	6,842	7,102	15,243	15,854
Translation adjustments	268	(692)	14,018	(11,839)	1,526	(2,599)	922	(11,998)	16,734	(27,128)
Transfers	-	-	-	-	-	19	-	-	-	19

Balance as of March 31, 2024	168,004	142,495	726,191	556,092	193,175	177,002	390,621	377,545	1,477,991	1,253,134

Current	4,839	-	566,062	442,833	22,134	11,172	-	-	593,035	454,005
Non-current	163,165	142,495	160,129	113,259	171,041	165,830	390,621	377,545	884,956	799,129

(1)  As of March 31, 2024, tax payments mainly refer to the agreement between the entity Natura Cosméticos and Paraiba State, relating to the judicial process to increase the value-added margin on the ICMS-ST base calculation, that results in the closing of the process, considering judicial deposits (R$17,177 redeemed in favor of the Company and additional R$11,470 to settle the claim).

Labor payments mainly refer to the closure of lawsuits filed by former employees and service providers of the subsidiary Natura Cosméticos. None of these processes is individually relevant.

(2) As of March 31, 2024, contingent liabilities from business combination with Avon are segregated between tax (R$386,277) and labor contingencies (R$4,344).

34

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)    Disputes related to talc (Civil)

The subsidiary Avon has been named as a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products the company sold in the past were contaminated with asbestos. Many of these actions involve several co-defendants, including manufacturers of cosmetics and manufacturers of other products that, unlike the subsidiary Avon’s products, were designed to contain asbestos.

In December 2022, a case titled Chapman, et al, v, Avon Products, Inc. et al., No, 22STCV05968, resulted in an adverse jury verdict after a trial, with the jury awarding the plaintiffs a total of US$36.0 million in compensatory damages and US$10.3 million in punitive damages against the subsidiary Avon. The Company believes it has strong grounds to seek the annulment of the judgment in this case and in January 2023 began the process of appealing the verdict seeking annulment in the trial court. On March 1, 2023, following post-trial arguments, the trial court issued a conditional order reducing the compensatory damages award against the subsidiary Avon to US$29.3 million. The plaintiffs have challenged the reduction of the award to the subsidiary Avon and have asserted that the reduction should only apply to the subsidiary Avon’s co-defendant. The trial court has resolved this issue in the plaintiffs’ favor and the case is on appeal.

As of March 31, 2024, there were 398 individual cases pending against the subsidiary Avon Products, Inc. (during the three month-period ended March 31, 2024, 38 new cases were started and 12 were dismissed, settled, or otherwise resolved).

22.2. Contingent liabilities assessed as possible risk of loss

The Company has administrative and judicial contingencies, related to certain tax positions adopted on the IRPJ and CSLL calculation, for which the expectation of loss, evaluated by Company Management and supported by its legal advisors, that will probably be accepted on Superior Court last instance decision, aligned with the ICPC 22/IFRIC 23 dispositions.

The Company has mainly tax contingencies, related to other taxes, evaluated by Company Management and supported by its legal advisors, and classified as possible. Therefore no provision has been recorded for those cases for which losses are considered possible, as set forth in the table below:

	Consolidated
	March 31, 2024	December 31, 2023
Tax	11,088,650	10,375,764
Civil	307,191	246,500
Labor	292,819	169,463
Total contingent liabilities	11,688,660	10,791,727

The increase in balance is mainly associated to (i) monetary correction of processes as of December 31, 2023, and (ii) infraction notices received during the quarter ended March 31, 2024 related to the PIS and COFINS exclusion from its own tax basis, and IPI and ICMS-ST charges in the approximate amount of R$ 461 million.

35

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

23.    OTHER LIABILITIES

	Parent		Consolidated
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023

Pension and post-employment health care plans (a)	-	-	503,613	515,901
Deferred revenue from performance obligations with customers (b)	-	-	117,335	131,113
Provision for incentives to consultants	-	-	141,968	153,692
Provision for operating expenses (marketing / technology, etc.) (c)	-	-	359,760	482,287
Crer Para Ver (d)	-	-	37,713	47,571
Provision for restructuring (e)	7,074	15,682	82,932	113,440
Insurance payables	1,140	19,719	58,771	84,032
Other liabilities (f)	-	660	110,525	128,976
Total	8,214	36,061	1,412,617	1,657,012

Current	6,946	31,984	808,676	970,479
Non-current	1,268	4,077	603,941	686,533

a)  As of March 31, 2024, there is R$243,758 (R$253,606 as of December 31, 2023) referring to pension plans, and R$802 referring to post-employment plans (R$567 as of December 31, 2023) of subsidiary Avon International, and R$203,463 (R$209,288 as of December 31, 2023) referring to post-employment healthcare plans of the subsidiary Natura Cosmeticos and R$55,590 (R$52,441 as of December 31, 2023) referring to post-employment healthcare plans of the subsidiary Natura &Co International.

b)  Refers to the deferral of revenue from performance obligations related to loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct sales consultants, of which R$69,471 (R$88,017 as of December 31, 2023) refers to the subsidiary Avon, R$36,739 (R$31,089 as of December 31, 2023) refers to the consolidated subsidiary Natura Cosmeticos and R$11,125 (R$12,007 as of December 31, 2023) refers to the subsidiary Natura &Co International.

c)  Refers to the Company’s operating provisions arising mainly from expenses in connection with the provision of technology, marketing, and advertising services.

d)  Contribution of the social program to the development of the quality of education.

e)  Provision for costs directly related to the integration plan and changes in the organizational structure of the subsidiary Avon and Group corporate structure review.

f)   Refers to miscellaneous provisions such as indemnities and non-current contractual obligations.

36

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

24.   SHAREHOLDER’S EQUITY

24.1          Treasury shares

As of March 31, 2024 and December 31, 2023, item “Treasury shares” has the following composition:

	Number of shares	R$ (in thousands)	Average price per share - R$
Balance as of December 31, 2022	9,913,855	262,360	26.46
Used	-	-	-
Balance as of March 31, 2023	9,913,855	262,360	26.46

Balance as of December 31, 2023	6,204,048	164,236	26.47
Used (a)	(3,040,833)	(80,460)	26.46
Balance as of March 31, 2024	3,163,215	83,776	26.48

a)   Changes are related to the transference of shares related to the Long-Term Incentive plan that had a vesting period ended March 31, 2024.

There were no changes in minimum and maximum cost of the balance of treasury shares on March 31, 2024, considering that there was no new share acquisition on the quarter.

24.2          Additional dividend distribution

On March 11, 2024, the Company’s Board of Directors approved a proposed dividend in addition to the minimum dividend in addition, related to the year ended December 31, 2023, in the total amount of R$ 685,190, equivalent to the remuneration of R$ 0.4940 per share, excluding treasury shares. Such dividends were paid on April 19, 2024.

24.3          Interests on own equity from fiscal year 2024

On March 28, 2024, the Company’s Board of Directors approved the distribution of interest on equity in the amount of R$44,853, corresponding to an estimated gross value of R$0.0324 per share (excluding treasury shares), with retention of 15% (fifteen percent) withholding tax, resulting in interest on equity in the net amount of R$38,125, corresponding to an estimated net value of R$0.0275 per share (excluding treasury shares), except for this retention, shareholders are legal entities proven to be immune or exempt. Payment of interest on equity will be made during the 2024 fiscal year, on a date to be duly determined by the Company’s management.

37

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

25.    INFORMATION ON SEGMENTS

As a result of the sale of The Body Shop, the balance of the investee is not included on the Consolidated Balance, and the results arising from this segment were classified as discontinued operations in the income statement for the three-months period ended March 31, 2024 and 2023.

The other operating segments did not change their composition and information by geographic area in relation to those disclosed in the financial statements for the year ended December 31, 2023.

Net revenue by segment is as follows for the three-month period ended March 31, 2024:

➢   Natura &Co Latam – 77.1%

➢   Avon International – 22.9%

The following tables summarize the financial information related to the three-month periods ended March 31, 2024 and 2023 and the year ended December 31, 2023.

25.1   Operating segments

	March 31, 2024
	Reconciliation to net income (loss) for the period
	Net revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial results	Income tax	Net income (loss)
Natura &Co Latam	4,704,554	730,650	(226,452)	(4,406)	(280,392)	(170,752)	48,648
Avon International [1]	1,396,667	(111,220)	(165,614)	(184,392)	(267,624)	(13,523)	(742,373)
Corporate expenses	4,032	(72,006)	(123)	(303,275)	186,801	(52,798)	(241,401)
Consolidated	6,105,253	547,424	(392,189)	(492,073)	(361,215)	(237,073)	(935,126)

	March 31, 2023
	Reconciliation to net income (loss) for the period
	Net revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial results	Income tax	Net income (loss)
Natura &Co Latam	4,863,654	637,551	(226,864)	-	(374,447)	(73,954)	(37,714)
Avon International [1]	1,606,607	40,457	(189,119)	(142,006)	(171,123)	(26,927)	(488,718)
The Body Shop [1]	-	-	-	(135,471)	-	-	(135,471)
Aesop[1]	-	-	-	21,520	-	-	21,520
Corporate expenses	1,270	(75,850)	-	-	85,420	(21,341)	11,771)
Consolidated	6,471,531	602,158	(415,983)	(255,957)	(460,150)	(122,222)	(652,154)

38

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	March 31, 2024				December 31, 2023
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	17,768,163	27,829,151	6,467,031	4,564,193	18,240,916	23,253,227	6,914,476	4,324,263
Avon International [1]	7,941,645	10,261,562	3,066,262	957,816	8,008,108	10,608,234	2,792,255	977,003
Corporate balances	754,029	3,555,681	762,770	3,740,927	510,769	8,885,554	706,768	3,911,785
Consolidated	26,463,837	41,646,394	10,296,063	9,262,936	26,759,793	42,747,015	10,413,499	9,213,051

1 The operations of these segments located in Latin American countries (Latam) are presented in the Natura &Co Latam segment.

25.2   Net revenue and non-current assets by geographic region

	Net revenue		Non-current assets
	March 31, 2024	March 31, 2023	March 31, 2024	December 31, 2023
Asia	294,274	351,740	592,917	572,168
North America	1,112,800	996,091	4,148,489	3,956,986
Mexico	757,896	814,049	4,077,372	3,883,804
Other	354,905	182,041	71,117	73,182
South America	3,589,372	3,790,652	13,590,979	14,015,695
Brazil	2,674,061	2,572,760	10,384,962	10,933,917
Argentina	526,892	566,072	365,049	261,155
Other	388,418	651,821	2,840,968	2,820,623
Europe, Middle East and Africa (EMEA)	1,108,807	1,333,049	8,131,452	8,214,944
United Kingdom	119,681	129,689	5,043,313	5,132,107
Other	989,126	1,203,360	3,088,139	3,082,837
Consolidated	6,105,253	6,471,531	26,463,837	26,759,793

No individual or aggregate customer (economic group) represents more than 10% of the Company's net revenue.

39

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

26.    REVENUE

	Consolidated
Gross revenue:	March 31, 2024	March 31, 2023
Direct selling	7,197,754	7,441,362
Retail	256,080	192,340
Online	295,598	296,985
Other sales	289,527	436,915
Subtotal	8,038,959	8,367,588

Returns and cancellations	(125,534)	(113,562)
Commercial discounts and rebates	(2,140)	(3,173)
Taxes on sales	(1,806,032)	(1,779,322)
Subtotal	(1,933,706)	(1,896,057)
Total net revenue	6,105,253	6,471,531

27.    OPERATING EXPENSES AND COST OF SALES

	Parent		Consolidated
Classified by function	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Cost of sales	-	-	2,127,080	2,313,187
Selling, marketing and logistics expenses	-	-	2,497,075	2,543,791
Administrative, R&D, IT, and project expenses	39,050	(2,181)	1,043,043	1,162,197
Total	39,050	(2,181)	5,667,198	6,019,175
Classified by nature
Cost of sales	-	-	2,127,080	2,313,187
Raw material/packaging material/resale	-	-	1,871,265	2,018,120
Employee benefits expense (note no. 28)	-	-	122,726	139,977
Depreciation and amortization	-	-	41,550	43,196
Other	-	-	91,539	111,894
Selling, marketing and logistics expenses	-	-	2,497,075	2,543,791
Logistics costs	-	-	478,382	520,970
Personnel expenses (note no. 28)	-	-	581,391	647,635
Marketing, sales force and other selling expenses	-	-	1,299,199	1,259,125
Depreciation and amortization	-	-	138,103	116,061
Administrative, R&D, IT and project expenses	39,050	(2,181)	1,043,043	1,162,197
Innovation expenses	-	-	47,143	42,747
Personnel expenses (note no. 28)	7,373	(9,112)	431,501	462,814
Other administrative expenses	31,574	6,204	351,862	388,835
Depreciation and amortization	103	727	212,537	267,802
Total	39,050	(2,181)	5,667,198	6,019,175

40

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

28.    EMPLOYEE BENEFITS

	Parent		Consolidated
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Payroll, profit sharing and bonuses	14,664	(14,164)	823,626	869,397
Supplementary pension plan	-	-	29,165	19,671
Share-based payments and charges on restricted shares, net of tax	(9,388)	2,996	(10,680)	50,463
Health care, food and other benefits	244	554	124,403	133,163
Charges, taxes and social contributions	177	151	100,816	125,302
Social security charges	1,676	1,351	68,288	52,430
Total	7,373	(9,112)	1,135,618	1,250,426

28.1   Share-based payments

Detailed information regarding share-based payment plans was presented in the Company’s financial statements for the year ended December 31, 2023, in explanatory note no. 28.

The expense (income) relating to stock option plans, restricted shares and performance shares, including social security charges, recognized in the three-month period ended March 31, 2024, was income of R$(9,388) and R$ (10,680) for parent company and consolidated (expense of R$2,996 and R$50,463 on March 31, 2023), respectively.

NYSE delisting

On January 18, 2024, the Company announced the approval of the secondary delisting on the NYSE while maintaining the primary listing on the B3 stock exchange in São Paulo.

As a result, the ADRs were also delisted and converted into B3 phantom shares. In practice, this means that the ADR holder will receive payment in cash during the vesting period, which is determined by the price on B3 on that date. Each ADR is equivalent to 2 B3 shares. All shares for which the vesting period had not been completed were adjusted in numbers to reflect this ratio, so that the value did not change.

According to IFRS 2 (CPC 10 R1 – Share-Based Payment), B3's phantom shares are considered share-based payments settled in cash. The change from payment settled in shares (prior classification of ADRs before delisting) to settled in cash results in the recognition of a liability that reflects the Company's obligation to make the payment upon vesting.

The initial measurement of the liability is based on the fair value of the underlying B3 shares and takes into account the extent of service provision to date.

Fair value is generally determined using the Black-Scholes or Stochastic model, depending on the type of premium. The stochastic model is used to value premiums under market conditions in order to incorporate a fair value discount factor for the probability of achieving the relevant targets. To value awards that are not subject to a market-based performance condition and have a fixed term, the Black-Scholes valuation model is used.

There was no impact on income as a result of the initial recognition of the liability and the value of the liability was reclassified from equity. At each closing and, finally, on the settlement date, the fair value of the liability is remeasured. Liability remeasurements are recognized in profit or loss.

41

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

New plans 2024

During the current quarter, the main plans assigned were as follows:

a) 6,749,122 restricted share units (RSUs), 2,993,465 of which are B3 phantom shares, which will be exercisable at the end of the three-year period, as long as the participant remains employed during the grace period;

b) 1,521,212 restricted shares, 336,503 of which are B3 phantom shares, which are generally exercisable in installments of one to three years, as long as the participant remains employed during the grace period. These actions are known as “Matching Awards,” whereby eligible employees choose to invest part of their Profit-Sharing Program pay toward the purchase of shares in the Company. The Company will then grant Matching Awards to match these acquired shares;

c) 376,106 RSUs, 326,568 of which are B3 phantom shares, which will be exercisable immediately and will be released to participants in March 2025.

29.    FINANCIAL RESULTS

	Parent		Consolidated
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Financial expenses (debt interest)	-	-	(110,942)	(241,585)
Financial investments and others income	4,581	408	156,111	190,373
Exchange variations on financial activities, net	-	-	28,392	116,666
Losses with derivatives on exchange rate variations on financial activities, net	-	-	(8,779)	(127,412)
Losses on derivatives on interest payments and other financial activities, net	-	-	(730)	(218,417)
Adjustment of provision for tax, civil and labor risks and tax liabilities	-	980	(15,243)	(15,854)
Lease expenses	(26)	(23)	(43,346)	(32,797)
Other financial income (expenses)	1,201	(585)	(70,926)	(77,335)
Hyperinflationary economy adjustment	-	-	(97,804)	(41,223)
Other gains (losses) from exchange rate variation on operating activities (a)	(719)	1,475	(197,948)	(12,566)
Financial results	5,037	2,255	(361,215)	(460,150)

a)     Refers substantially to FX exchange losses on investments in US dollars by the subsidiary Natura Argentina.

42

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

30.    OTHER OPERATING EXPENSES, NET

	Consolidated
	March 31, 2024	March 31, 2023
Other operating income, net
Crer para Ver (a)	-	6,727
Tax credits (b)	113,111	4,877
Reversal of provision for tax contingencies	3,124	23,987
Reversal of provision for impairment	-	31,076
Other operating income	12,176	-
Total other operating income	128,411	66,667

Other operating expenses, net
Result in the write-off of fixed assets	(919)	(1,951)
Crer para Ver (a)	(13,555)	-
Provision for impairment	(46,664)	-
Transformation and integration plan (c)	(88,830)	(83,045)
Increase on provision for tax contingencies	(9,739)	-
Other operating expenses	(15,640)	(32,379)
Total other operating expenses	(175,347)	(117,376)
Other operating income (expenses), net	(46,936)	(50,709)

a)Allocation of the operating profit obtained from sales of the line of non-cosmetic products called “Crer Para Ver” to the Natura Institute, specifically intended for social projects aimed at developing the quality of education.

b)      Refers mainly to PIS and COFINS credits.

c)Expenses related to the execution of the Natura &Co Latam integration plan (“ELO project”) and integration of the subsidiary Avon Internacional.

31.    EARNINGS PER SHARE

The basic result per share is calculated by dividing the profit or loss attributable to the Company's shareholders by the weighted average number of common shares in circulation, excluding common shares purchased by the Company and held as treasury shares.

	Consolidated
	March 31, 2024	March 31, 2023
Loss attributable to the Company’s controlling shareholders	(934,816)	(652,428)
Weighted average of the number of issued common shares	1,385,675,623	1,383,206,405
Weighted average treasury shares	(3,753,469)	(9,797,889)
Weighted average of the number of outstanding common shares	1,381,922,154	1,373,408,516
Loss per share – R$	(0.6765)	(0.4750)

Diluted earnings per share are calculated by adjusting the weighted average number of common shares outstanding, assuming conversion of all potential common shares that would cause dilution. Considering that the Company recorded a loss in the three-month periods ended March 31, 2024 and 2023, any adjustment would have an anti-dilution effect and, therefore, the diluted loss per share is equal to the basic loss per share.

43

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

32.    TRANSACTIONS WITH RELATED PARTIES

In the course of the Company’s operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

32.1.  Receivables and payables with related parties

The Company had transactions with related parties recognized as presented below:

	Parent
	March 31, 2024	December 31, 2023
Current assets:
Natura Cosmeticos S.A. (b)	-	103,557
Avon Products, Inc. (a)	16,870	41,152
Natura Cosmeticos S.A. – Argentina (a)	3,830	3,630
Natura Cosmeticos S.A. – Perú (a)	479	465
Natura Cosmeticos S.A – Colombia (a)	338	327
Indústria e Comércio de Cosmeticos Natura Ltda. (b)	99	96
Natura &Co Luxembourg Holdings S.A.R.L. (c)	27,799	1,550
Natura &Co Luxembourg (b)	-	38
Total current assets	49,415	150,815

	Parent
	March 31, 2024	December 31, 2023
Current liabilities:
Natura Cosmeticos S.A. (b) and (d)	40,389	52,543
Indústria e Comércio de Cosmeticos Natura Ltda. (a)	1,574	605
Natura Comercial (a)	34	14
Avon Products, Inc. (a) e (b)	145,358	117,278
Natura &Co Luxembourg S.a.r.L(d)	-	162,676
Total current liabilities	187,355	333,116

a)    Refers to the transfer of expenses related to restricted share purchase option plans.

b)    Refers to the transfer of shared expenses.

c)    Refers to reimbursement of expenses for issuing bonds.

d)    Refers to the loan carried out between the companies.

In the three-month periods ended March 31, 2024 and 2023, there were no relevant transactions between the parent company and related parties that were reflected in the income statement. The main transactions that occurred in the period refer to the transfer of expenses related to stock option plans and restricted shares.

44

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

32.2.  Uncontrolled and unconsolidated transactions with related parties

Instituto Natura is one of the shareholders of the Essential Investment Fund and, on March 31, 2024, its balance corresponded to R$11,825 (R$6,994 on December 31, 2023).

On June 5, 2012, a contract was signed between Indústria e Comércio de Cosméticos Natura Ltda. and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and rental of a goods processing, storage, and distribution center (HUB), in the city of Itupeva/SP. In 2019, Bres Itupeva assigned its credits to BRC Securitizadora S/A to whom the Company makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of the controlling block of Natura &Co Holding S.A, indirectly hold control of Bres Itupeva. The amount involved in the operation was recorded under the heading “Right of Use” of Buildings, the balance in the three-month period ended March 31, 2024 was R$46,410 (R$52,742 under the heading “Buildings” of Fixed Assets, on March 31 December 2023) and in the three-month period ending March 31, 2024, the amount paid as rent was R$4,953 (R$4,194 in the period ending March 31, 2023).

On January 8, 2021, a transaction between related parties was concluded between the Company, as lessee and owner, Indústria e Comércio de Cosméticos Natura Ltda. and Natura &Co Holding S.A., as guarantors and a specific purpose company (Bresco IX) held indirectly by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, (Co-Presidents of the Board of Directors of Company and shareholders forming part of the controlling block of Natura &Co Holding S.A., the Company's controlling shareholder), in the capacity of lessor and surface owner. Said transaction was entered into with the aim of expanding the Company’s distribution network and increasing its logistical efficiency through the installation of a new distribution center in the State of Alagoas. The amount involved in the operation is recorded under the heading “Right of Use” of “Buildings” in the amount of R$43,812, and in the three-month period ended March 31, 2024 the total amount paid as rent was R$2,668 (there was no disbursement during the three-month period ended March 31, 2023).

On May 12, 2021, the transaction was concluded between the Company, as lessee, and Bresco Logística Fundo de Investimento Imobiliário, as lessor, indirectly owned by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos. (Co-presidents of the Board of Directors of Natura &Co Holding S.A. and shareholders forming part of the controlling block of Natura &Co Holding S.A). Said transaction was entered into with the aim of maintaining the Company's distribution center activities in the city of Canoas, State of Rio Grande do Sul. The amount involved in the operation is recorded under the heading “Right of Use” of “Buildings” in the amount of R$2,016 and in the three-month period ending March 31, 2024, the total amount paid as rent was R$799 (R$700 in the three-month period ended March 31, 2023).

In the three-month period ended March 31, 2024, the Company and its subsidiaries transferred to the Natura Institute as a donation associated with the net result from sales of the Natura Crer Para Ver product line the amount of R$25,000 (R$25,000 in the three-month period ended March 31, 2023).

The Company has a policy for transactions with related parties, in addition to an internal control structure to support the identification, monitoring and approvals of transactions between related parties.

32.3.  Key management personnel compensation

The total compensation of the key management personnel is as follows:

	March 31, 2024			March 31, 2023
	Compensation			Compensation
	Fixed	Variable	Fixed	Variable	Fixed	Variable
Board of Directors	1,760	1,333	3,093	2,616	2,458	5,074
Executive Board	5,939	19,093	25,032	5,715	21,719	27,434
	7,699	20,426	28,125	8,331	24,177	32,508

The totals in the table above include the employer's pension charges.

Amounts include increases and/or reversals of accumulated expense recognized in prior years due to reevaluations of the number of premiums expected to be acquired and reevaluation of employer pension charges that must be paid upon acquisition.

45

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
33.    COMMITMENTS

In the normal course of its business, the Company enters into long-term contracts to provide manufacturing, transportation, information technology and electrical energy services (with effective physical delivery, to supply its manufacturing activities). Contracts provide for termination clauses for non-compliance with essential obligations. Generally, the minimum contractually agreed amount is purchased and for this reason there are no liabilities recorded in addition to the amount that is recognized on an accrual basis.

Total minimum supply payments, measured at nominal value, according to the contract, are as follows:

	Consolidated
	March 31, 2024	December 31, 2023
Less than one year	304,940	273,548
One to five years	612,245	486,961
Above 5 years	-	799
Total	917,185	761,308

34.     INSURANCE

The Company adopts an insurance policy that mainly considers the concentration of risks and their relevance, taking into account the nature of its activities and the guidance of its insurance consultants. Insurance coverage, as of March 31, 2024 and December 31, 2023, is presented as follows:

Item	Type of coverage	Amount insured
		March 31, 2024	December 31, 2023
Industrial complex and administrative sites	Any damage to buildings, facilities, inventories, and machinery and equipment	4,748,670	4,694,455
Vehicles	Fire, theft and collision for the vehicles insured by the Company	25,681	24,907
Freight	Damages to products in transit	83,939	81,328
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	906,312	886,720
Environmental responsibility	Protection for environmental accidents that may raise complaints under environmental legislation	30,000	30,000

35.    ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS

The following table presents the investment and financing transactions that do not involve the use of cash and cash equivalents and are therefore presented separately as additional information to the cash flow statements:

	Parent		Consolidated
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Non-cash items
Hedge accounting impact, net of tax effects	-	-	20,211	(5,983)
Undistributed dividends and interest on equity	730,044	-	730,044	-
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	-	-	85,869	86,295
Application of judicial deposits in the settlement of legal proceedings	-	-	19,025	46,685

46

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

36.    DISCONTINUED OPERATIONS

As mentioned in explanatory note no. 1.1, the Company completed the sale of the former subsidiaries Aesop and The Body Shop, on August 30, 2023 and December 29, 2023, respectively. This resulted in classification as discontinued operations in the comparative income statement for the three-month period ended March 31, 2023.

The results of discontinued operations, which cover the operations of the former subsidiaries Aesop and The Body Shop, in addition to the costs related to the discontinued operation of the subsidiary Avon in North America, for the three-month periods ended March 31, 2024 and 2023 are presented below:

	March 31, 2024	March 31, 2023
Net gain on the sale of subsidiaries	21,144	-
Loss before taxes from discontinued operations	(682,728)	(290,105)
Income tax and social contribution	169,511	34,148
Losses from discontinued operations	(513,217)	(255,957)
Total of discontinued operations	(492,073)	(255,957)

	March 31, 2024	March 31, 2023
Net revenue	-	1,549,887
Cost of sales	-	(279,797)
Gross profit	-	1,270,090
Operating (expenses)	(694,528)	(1,525,070)
Selling, marketing, and logistics expenses	-	(931,233)
Administrative, R&D, IT and projects expenses	(11,800)	(405,316)
Other operating income (expenses), net (a)	(682,728)	(188,521)
Operating loss before financial result	(694,528)	(254,980)
Financial results	32,944	(35,125)
Loss before taxes	(661,584)	(290,105)
Income tax and social contribution	169,511	34,148
Loss for the period	(492,073)	(255,957)

a) Comprises contingent consideration accrued for loss as of March 31, 2024, in the approximate amount R$ 485 million (before taxes) as mentioned in explanatory note no. 5.

The net cash flows incurred by discontinued operations are presented below:

	March 31, 2024	March 31, 2023
Operational activities	(386,668)	(267,796)
Investment activities	-	(83,064)
Financing activities	-	(167,569)
Net cash consumed	(386,668)	(518,429)
37.     SUBSEQUENT EVENTS

Flooding in the Brazilian State of Rio Grande do Sul

During May 2024, the state of Rio Grande do Sul in the south of Brazil was hit by a natural disaster. Significant flooding across the state has resulted in damage to third party property and displacement of populations, among other adverse effects. The Company is currently supporting its network of representatives and analyzing possible actions that may further assist the population at this time.

As of the date of these financial statements, management is assessing the potential impacts on the Company’s assets that may have been affected, especially considering the existence of a distribution center in the region, where some of the Company’s products are stored.

47